Exhibit 99.68

APHRIA AMENDS ARRANGEMENT AGREEMENT WITH NUUVERA

Leamington, Ontario — February 20, 2018/CNW/ — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) announces today that it has entered into an amending agreement (the “Amendment”) to the previously announced arrangement agreement (the “Arrangement Agreement”) dated January 28, 2018 between Aphria and Nuuvera Inc. (‘Nuuvera”) whereby the Company and Nuuvera have agreed to amend the Arrangement Agreement to reduce both the required level of unrestricted cash and the consideration payable to holders of Nuuvera’s common shares (each a “Nuuvera Share”). The consideration under the Amendment has been reduced from $1.00 in cash plus 0.3546 of an Aphria common share (each an “Aphria Share”) for each Nuuvera Share to $0.60 in cash plus 0.3546 of an Aphria Share for each Nuuvera Share.

Aphria had previously announced in connection with the Arrangement Agreement that it had secured irrevocable hard lock ups (the “Lock-Ups”) from Nuuvera shareholders (the “Lock Up Shareholders”) representing more than a majority of both the currently outstanding Nuuvera Shares and the “minority” Nuuvera shareholders to vote in favour of the Arrangement Agreement. In connection with the Amendment, Aphria has sought and received consent from Lock-Up Shareholders that, together with Nuuvera Shares already owned by Aphria, represent approximately 65% of the currently outstanding Nuuvera Shares and over 57% of the requisite minority shareholders of Nuuvera, to the reduction of consideration under the Arrangement Agreement.

In connection with the Amendment, the board of directors of Aphria received an opinion from its financial advisor, Cormark Securities, that, as of February 19, 2018, and subject to the assumptions, limitations and qualifications on which such opinion is based, the consideration to be offered by Aphria in respect of the Arrangement, as amended by the Amendment, is fair, from a financial point of view, to Aphria.

The completion of the transaction contemplated under the Arrangement Agreement and the Amendment is not expected to be delayed and the transaction is expected to close in April, 2018.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations relating to the Expansion and the anticipated benefits resulting therefrom, expectations for future growing capacity and costs, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.